UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT 1)*

                      FAIRCHILD INTERNATIONAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   38020J 10 4
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38020J 10 4                                                PAGE 2 OF 4

                                  SCHEDULE 13D

   1          NAMES OF REPORTING PERSONS             PRAXIS PHARMACEUTICALS INC.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) 87-0393257

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
              (See Instructions)                                         (b) [ ]

   3          SEC USE ONLY

   4          SOURCE OF FUNDS (See Instructions)
              OO

   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

   6          CITIZENSHIP OR PLACE OF ORGANIZATION
              UTAH

  NUMBER OF       7      SOLE VOTING POWER
   SHARES                2,116,000 SHARES
BENEFICIALLY
  OWNED BY        8      SHARED VOTING POWER
   EACH                  -0-
 REPORTING
PERSON WITH       9      SOLE DISPOSITIVE POWER
                         2,116,000 SHARES

                 10      SHARED DISPOSITIVE POWER
                         -0-

  11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              2,116,000 SHARES

  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

  13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.1%

  14          TYPE OF REPORTING PERSON*
              CO


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 38020J 10 4                                                PAGE 3 OF 4



ITEM. 1   SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of Fairchild International Corporation, a Nevada corporation formerly known as Goanna Resources, Inc. (the "Issuer"). Its principal executive offices are located at 595 Hornby Street, Suite 600, Vancouver, British Columbia, V6C 1A4 Canada

ITEM 2.   IDENTITY AND BACKGROUND.

The person filing this statement is Praxis Pharmaceuticals Inc. ("Praxis"). Praxis is a Utah corporation whose address is 595 Hornby Street, Suite 600, Vancouver, BC V6C 1A4 Canada. Praxis is engaged in pharmaceutical research

During the past five years Praxis has not been convicted in a criminal proceeding.

During the past five years Praxis has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective September 30, 1999, the Issuer issued 2,600,000 shares of its common stock to Praxis as partial consideration for a license for certain products and processes to be developed.

ITEM 4.   PURPOSE OF TRANSACTION.

Praxis acquired the 2,600,000 shares of common stock of the Issuer as partial consideration for a license granted to the Issuer.

Since August 2001, Praxis has sold 484,000 shares in over-the-counter sales.

Praxis has no present plans or proposals which relate to or would result in:

    (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

    (2) any material change in the present capitalization or dividend policy of the Issuer;

    (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

    (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

    (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (6)   any action similar to any of those enumerated above.

CUSIP NO. 38020J 10 4                                                PAGE 4 of 4

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)  As  of May 31, 2002, Praxis  owned   of record  2,116,000 shares (12.1%) of
     the Issuer's Common Stock.

(b) As of May 31, 2001, Praxis has the sole power to vote and to dispose of 2,116,000 shares (12.1%).

(c) In May 2002, Praxis has sold 174,000 shares in over-the-counter transactions. Other than these sales, during the sixty-day period preceding the filing of this Schedule 13D, Praxis did not have any transactions in the stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Praxis.

(e) Praxis continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PRAXIS PHARMACEUTICALS INC.


Date:  May 30, 2002                     By:  /s/ ROBERT SMART
      ------------------------             -------------------------------------
                                                Robert Smart, Secretary